EXHIBIT 11

UNITED TECHNOLOGIES CORPORATION AND SUBSIDIARIES

Statement Re: Computations of Per Share Earnings

For the Five Years Ended December 31, 2005

(Millions of dollars, except per share amounts)

	2005	2004	2003	2002	2001
Net Income	$3,069	$2,673	$2,236	$2,118	$1,836
ESOP Convertible Preferred Stock dividend	—	—	(24)	(31)	(31)

Basic earnings for period	$3,069	$2,673	$2,212	$2,087	$1,805

ESOP Convertible Preferred Stock adjustment	—	—	23	29	28

Diluted earnings for period	$3,069	$2,673	$2,235	$2,116	$1,833

Basic average number of shares outstanding during the period (thousands)	991,200	992,800	947,600	944,900	940,500

Stock awards (thousands)	23,300	18,000	14,000	14,100	18,300
ESOP Convertible Preferred Stock (thousands)	—	—	44,200	52,100	52,000

Diluted average number of shares outstanding during the period (thousands)	1,014,500	1,010,800	1,005,800	1,011,100	1,010,800

Basic earnings per common share	$3.10	$2.69	$2.33	$2.21	$1.92
Diluted earnings per common share	$3.03	$2.64	$2.22	$2.09	$1.81